

16021251

S. .SSION
Washington, D.C. ...

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2017
Estimated average burden hours per response . . . 12.00



SEC FILE NUMBER
8-26042

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 03/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BTMU Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO. 10151

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Palmeri (212) 782-5742
(Area Code - Telephone Number.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
BTMU Securities, Inc.
1251 Avenue of Americas
New York, NY 10020-1104

We have audited the accompanying statement of financial condition of BTMU Securities, Inc. (the "Company") as of March 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BTMU Securities, Inc. as of March 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Notes 2 and 3, the accompanying financial statements include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Deloitte & Touche LLP

May 26, 2016

BTMU SECURITIES, INC.

Statement of Financial Condition
As of March 31, 2016

Assets		
Cash	$	57,329,994
Fees receivable from affiliate		15,957,579
Prepaid fees		69,309
Current tax assets		4,667,515
Deferred tax assets		1,077,277
Total assets	**$**	**79,101,674**
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses	$	6,285,617
Total Liabilities		6,285,617
Stockholder's Equity:		
Common stock $1 par value: 250,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		8,182,798
Retained earnings		64,632,259
Total stockholder's equity		72,816,057
Total liabilities and stockholder's equity	**$**	**79,101,674**

See notes to statement of financial condition.

BTMU SECURITIES, INC.

Notes to Statement of Financial Condition
As of March 31, 2016

1. ORGANIZATION AND NATURE OF OPERATIONS

BTMU Securities, Inc. ("BTMUS" or the "Company") is a subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily refers corporate institutions seeking to raise capital through the debt or equity capital markets as potential issuers to other broker-dealers who are authorized to conduct underwriting activities. The Company is also approved to conduct corporate advisory services and private placements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and notes to the Statement of Financial Condition. These estimates include, but are not limited to, certain personnel expenses and the determination of deferred tax assets. Actual results could differ from those estimates.

Cash. As of March 31, 2016, the unrestricted cash balances are held at MUFG Union Bank, N.A. ("MUB") and a major money center bank. The cash balance held at MUB was $40.0 million at March 31, 2016.

Fees receivable from affiliate. The Company offers to Mitsubishi UFJ Securities (USA), Inc. ("MUS") the opportunity to engage in underwriting and other activities for corporate clients which the Company covers from a relationship management standpoint. At March 31, 2016, the fees receivable include referral fees from MUS for these activities. The referral fees are generally received by the Company by the following month after MUS receives all applicable net compensation. The Company expects that all outstanding fees receivable at March 31, 2016 will be collected and as a result, no reserves are required.

Income taxes. Deferred tax assets and liabilities are determined based upon temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. It is the Company's policy to record interest and penalties related to income tax as part of the Current tax liabilities in the Statement of Financial Condition. The Company files its federal taxes as a standalone company; its state and local filings include both separate and group filings depending on the state. There is no formal tax sharing agreement in place. Nonetheless, the Company believes the method for allocating income tax expense is systematic, rational, and consistent with the broad principles of ASC 740, *Income Taxes.*

Accrued expenses. Accrued expenses are predominantly comprised of personnel expenses (including bonuses and deferred compensation costs), service charges, professional fees, and regulatory assessments.

Referral fees. The Company's registered relationship managers refer corporate clients to other broker-dealers, therefore providing the other broker-dealers the opportunity to engage in investment banking transactions with these clients. The Company earns referral fees from the other broker-dealers when the investment banking activities for referred clients are substantially complete. Referral fee revenues are based on contractually agreed upon rates. Referral fee revenue relating to underwriting commitments is recognized when all significant items relating to the underwriting cycle have been completed by the other broker-dealer and the amount of the underwriting revenue has been determined. Generally, this would occur on trade date when the deal is launched into the primary market.

Personnel expenses. Certain employees of MUB are also employees of the Company. The personnel expense apportionment for these employees is based on a systematic, rational and consistent approach, which identifies the employees' business commitment and support provided to the Company. The apportionment is based on the employees' total annual remuneration (including salaries, bonuses, and allocated cost of benefits) and is recorded on a monthly basis. Personnel expenses also include the allocated costs of deferred compensation, as referred to in Note 4.

Service charges. The Company receives services from various affiliates, including management and professional services, computer operations and administrative support, financial reporting, compliance monitoring, infrastructure and other support functions. The charges for the services are determined based on the direct and indirect costs incurred, plus a markup. The direct costs include the time and support of services provided to the Company; the indirect costs include a general overhead expense allocation.

Recent Accounting Developments

Going Concern. In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-15, *Presentation of Financial Statements – Going Concern* ("ASU 2014-15"). Substantial doubt about an entity's ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued (or available to be issued). If conditions or events raise substantial doubt about an entity's ability to continue as a going concern, but the substantial doubt is alleviated as a result of consideration of management's plans, the entity should disclose information that enables users of the financial statements to understand a) those principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern, b) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations and c) management's plans that alleviate substantial doubt about the entity's ability to continue as a going concern. If the substantial doubt is not alleviated after consideration of management's plans, an entity should disclose in the footnotes indicating that there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued). The amendments in ASU 2014-15 are effective for the annual period ending after December 15, 2016. The Company does not believe the adoption of this guidance will have a material impact on its Statement of Financial Condition and related disclosures.

Income Taxes. In November 2015, the FASB issued ASU 2015-17, *Income Taxes – Balance Sheet Classification of Deferred Taxes* ("ASU 2015-17"). The amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial condition. ASU 2015-17 apply to all entities that present a classified statement of financial condition. The amendments in ASU 2015-17 are effective for financial statements issued by public business entities for annual periods beginning after December 15, 2016. For all other entities, ASU 2015-17 is effective for annual periods beginning after December 15, 2017. Earlier application is permitted for all entities as

of the beginning of an annual reporting period. The adoption of this guidance will not have a material impact on the Company's Statement of Financial Condition and related disclosures.

3. TRANSACTIONS WITH AFFILIATES

The Statement of Financial Condition includes significant transactions with affiliates and is not necessarily indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

As discussed in Note 2, the Company earns referral fees on each referral to MUS for certain underwriting transactions. As of March 31, 2016, total referral fees receivable from MUS was $16.0 million.

As discussed in Note 2, the Company has a portion of its cash held at MUB.

The Company's employees are dual-hat employees who provide services for both the Company and MUB. The personnel expense apportionment for these employees is based on a systematic, rational and consistent approach, which identifies the employees' business commitment and support provided to the Company.

As discussed in Note 2, the Company receives services from various affiliates, including management and professional services, computer operations and administrative support, financial reporting, compliance monitoring, infrastructure and other support functions. As of March 31, 2016, service charges payable to affiliates was $2.4 million and is included in Accrued expenses in the Statement of Financial Condition.

A branch of BTMU has entered into an operating lease for office space, and allocates all direct costs incurred on the lease to other affiliates occupying the space, including the Company.

Personnel expenses includes the Company's allocated match of employee contributions under the MUFG Union Bank, N.A., 401(k) Plan and allocated pension expense from the BTMU Cash Balance Pension Plan and the MUFG Union Bank, N.A., Retirement Plan (collectively the "Pension Plans"). The Company's allocated pension expense related to the Pension Plans was approximately $0.3 million, and is included in Accrued expenses in the accompanying Statement of Financial Condition.

Certain employees of the Company were eligible to participate in the BTMU Deferred Compensation Plan, Stock Bonus Plan, and MUB Annual Discretionary Bonus Plan. The Company's accrued expense related to these plans was approximately $0.2 million and is included in Accrued expenses in the Statement of Financial Condition.

4. INCOME TAXES

The Company files its federal taxes as a standalone company; its state and local filings include both separate and group filings depending on the state.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

		March 31, 2016
Deferred tax assets:		
Personnel bonuses	$	810,581
Deferred compensation costs		68,098
Accrued professional fees		92,552
Pension expenses		127,413
Gross deferred tax assets		1,098,644
Deferred tax liabilities:		
Accrued state tax refunds		21,367
Gross deferred tax liabilities		21,367
Net deferred tax assets	$	1,077,277

No valuation allowance was required for the deferred tax assets as of March 31, 2016 as the Company believes it is more likely than not that all deferred tax assets will be realized.

There were no uncertain tax positions as of or during the fiscal year ended March 31, 2016.

The periods under audit or open to examination in Federal, State and City jurisdictions are as follows: three months ended March 31, 2012; years ended March 31, 2013 through 2016.

5. NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS

The Company is a registered broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At March 31, 2016, the Company's net capital and minimum required net capital were $11.0 million and $0.4 million, respectively, and its ratio of aggregate indebtedness to net capital was approximately 0.5690 to 1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section k(2)(i).

6. COMMITMENTS AND CONTINGENCIES

In accordance with ASC 450, *Accounting for Contingencies*, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. At March 31, 2016, there were no outstanding commitments and contingencies, and therefore, no accrual is necessary.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated subsequent events through May 26, 2016, the date the Statement of Financial Conditiion was available to be issued.

Management did not identify any subsequent events requiring adjustments or disclosures to the Statement of Financial Condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4317
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
BTMU Securities, Inc.
1251 Avenue of the Americas
New York, NY 10020-1104

We have reviewed management's statements, included in the accompanying BTMU Securities, Inc. Exemption Report, in which (1) BTMU Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended March 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

May 26, 2016


BTMU Securities, Inc.
MUFG

BTMU Securities, Inc.

1251 Avenue of the Americas
New York, NY 10020-1104
Phone: 212-782-4711

BTMU SECURITIES, INC. EXEMPTION REPORT

BTMU Securities, Inc. (the 'Company') is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i)
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year from April 1, 2015 to March 31, 2016 without exception.

I, Martin V. Palmeri, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Martin V. Palmeri – Treasurer & CFO

5/26/16
Date



BTMU Securities, Inc.

1251 Avenue of the Americas
New York, NY 10020-1104
Phone: 212-782-4711

May 26, 2016

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112

We are providing this letter in connection with your performance of certain agreed-upon procedures related to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2016, to assist management and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC in evaluating BTMU Securities Inc.'s (the "Company's") compliance with the applicable instructions of the Form SIPC-7.

We confirm that we are responsible for the following:

a. Complying with the applicable instructions of Form SIPC-7.

b. The preparation of the underlying schedules, working papers, and other related data or documentation required for the preparation of Form SIPC-7.

c. Establishing and maintaining effective internal control over compliance with applicable instructions of Form SIPC7.

1. We acknowledge that the sufficiency of the procedures performed is our responsibility, together with the SEC, FINRA, and SIPC.

2. The Company has made available to you all:

   a. Supporting schedules and working papers for any adjustments in Form SIPC-7

   b. Cash disbursement record entries

   c. Financial records and other related data or documentation related to compliance with the specified requirements.

3. There have been no communications from SIPC or regulatory agencies concerning possible noncompliance with the applicable instructions of Form SIPC-7.

4. We have no knowledge of any fraud or suspected fraud affecting the calculation of the SIPC net operating revenues and general assessment.

5. We have no knowledge of any information contrary to your findings.

6. We are responsible for complying with all applicable laws and regulations.

7. Your report is intended solely for the information and use of the specified parties listed above and we will not permit it to be used by anyone other than these specified parties.

Johannes Worsoe, Chief Executive Officer

Martin V. Palmeri Chief Financial Officer

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended March 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026042 FINRA MAR
BTMU SECURITIES, INC.
ATTN: MARTIN PALMERI
1251 AVENUE OF THE AMERICAS 12TH FLOOR
NEW YORK, NY 10020-1104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Martin Palmeri 212-782-5742

2. A. General Assessment (item 2e from page 2) $ 161,217
   B. Less payment made with SIPC-6 filed (exclude interest) (94,766)
      10/27/2015
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 66,451
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 66,451
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BTMU Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of May, 20 16.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2015
and ending March 31, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$64,486,827
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$64,486,827
2e. General Assessment @ .0025	$161,217 (to page 1, line 2.A.)